QUALITY ONLINE EDUCATION GROUP, INC.	Unit 1, 60 Riviera Dr. Markham, ON L3R 5M1

August 11, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Jacqueline Kaufman

Mara Ransom

Re:	Quality Online Education Group Inc.

Amendment No. 3 to Offering Statement on Form 1-A

Filed June 22, 2022

File No. 024-11644

Dear Sir or Madam:

Quality Online Education Group Inc. (the “Company”) is filing amendment number 4 (the “Amendment”) to the Offering Statement on Form 1-A/A (the “Offering Statement”) in response to your recent review letter addressed to XuYe Wu, Chief Executive Officer of the Company, dated July 15, 2022 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concern you have expressed. The following numbered response correspond to the comment number in the SEC Letter.

Amendment No. 3 to Offering Circular on Form 1-A

Management’s Discussion and Analysis, page 26

1. We note your revisions in response to comment 5. Further revise to provide an analysis of the reasons for changes to your financial statement line items both from year to year and from the end of the preceding fiscal year to the date of the most recent interim balance sheet provided. As one example only, explain why revenues increased for both periods and whether such increase was due to volume or price or both and to what degree. Also, if you anticipate that the cessation of services to students in China will negatively impact your revenues going forward, please revise to discuss. In this regard, it is not clear to what degree your revenues were derived from your China-based operations. Refer to Instructions 2 and 3 of Item 9(a) to Form 1-A.

We have updated the Management’s Discussion and Analysis Section to include the period over period analysis. We also added our third quarter financial statements, including such analysis. We have also clarified the impact of the cessation of services to students in China.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ XuYe Wu
XuYe Wu